FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of December, 2002
Commission File Number 1-11080

                       THE ICA CORPORATION HOLDING COMPANY
                       -----------------------------------
                 (Translation of registrant's name into English)

                                Mineria No. #145
                                ----------------
                                11800 Mexico D.F.
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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[ICA LOGO -- OMITTED]                                             PRESS RELEASE
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For more information contact:

Dr. Jose Luis Guerrero
(5255) 5272-9991 x2060                                in the United States:
guerrerj@ica.com.mx                                   Zemi Communications

Lic. Paloma Grediaga                                  Daniel Wilson
(5255) 5272-9991 x3470                                (212) 689-9560
grediagp@ica.com.mx                                   d.b.m.wilson@zemi.com




     ICA ANNOUNCES THE REFINANCING OF ITS LOANS AND COST REDUCTION MEASURES

Mexico City, December 20, 2002 - Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV y NYSE: ICA), today announced that with the proceeds from the loan signed with Inbursa for Ps $1,180 million, it has refinanced outstanding loans amounting to Ps $372 million for a term of 10 years.

In addition, ICA has repurchased approximately US $71 million, face value, of its subordinated convertible bond with maturity in March 2004, leaving the outstanding amount at US $96.3 million.

To improve its operating margin, the company reduced its workforce, which is expected to result in annual savings of Ps $121 million. The severance expenses associated with this workforce reduction are expected to be near to Ps $150 million.

 Dr. Jose Luis Guerrero, ICA's CFO stated: "The measures taken enable us to improve the profile of our outstanding debt maturities and the financial position of the company. The adjustments in our workforce, though painful, are necessary to adjust ourselves to the prevailing conditions in the construction industry."

Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA's principal business units include Civil Construction and Industrial Construction. Through its subsidiaries, ICA also develops housing, manages airports and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long term contract rights. www.ica.com.mx

This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

INVESTOR RELATIONS                                                www.ica.com.mx
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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2002


                                      Empresas ICA Sociedad Controladora,
                                      S.A. de C.V.

                                      /s/ JOSE LUIS GUERRERO
                                      -------------------------------
                                      Name: Dr. Jose Luis Guerrero
                                      Title:  Vice President, Finance